

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 27, 2017

Paul Mathieson
Chief Executive Officer
IEG Holdings Corp.
6160 West Tropicana Ave, Suite E-13
Las Vegas, NV 89103

Re: IEG Holdings Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 30, 2017
File No. 333-215239

Dear Mr. Mathieson:

        We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

1. Please include a new risk factor discussing the risks to prospective purchasers that may arise as a result of the arbitrary nature of the $5 per share fixed offering price or tell us why you believe such a risk factor is unnecessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity and Capital Resources, page 23

2. In view of your completed tender offer for OneMain shares, the fact that you liquidated the shares tendered into the offer soon thereafter, and your pending tender offer for LendingClub shares, please revise your disclosure to clarify whether you intend to continue to use exchange offers as a means of obtaining target shares that you then liquidate for cash. If you

so intend, please revise your risk factor disclosure on page 5 ("We may need to raise additional capital . . . .") to address the risks associated with this funding strategy.

Recent Developments, page 43

3. Please update the prospectus to reflect recent developments concerning your tender offer for LendingClub shares. In addition, to the extent staff comments on the filings for the tender offer are applicable to the disclosures in the prospectus for the resale transaction, please revise the prospectus accordingly.

Closed Tender Offer for Shares of OneMain Holdings, Inc. Common Stock, page 43

4. Please disclose the per share valuation of your shares of common stock used in connection with the OneMain tender offer. In addition, regarding the planned use of the proceeds from the sale of OneMain shares, please clarify whether a further use of the proceeds will be to fund the $1.2 million payable to Mr. Mathieson pursuant to the terms of the consulting agreement that your wholly-owned subsidiary Investment Evolution Corporation entered into with Mr. Mathieson on July 1, 2017. In this regard we note the current report on Form 8-K that you filed on July 3, 2017. Please make conforming revisions to the prospectus summary.

Executive Compensation, page 45

Certain Relationships and Related Transactions, page 48

5. Please revise these sections to address the consulting agreement that your wholly-owned subsidiary Investment Evolution Corporation entered into with Mr. Mathieson on July 1, 2017. In addition, please address the status of the January 1, 2017 consulting agreement between Investment Evolution Corporation and Mr. Mathieson.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King
Dietrich A. King
Assistant Director
Office of Financial Services

cc: Laura Anthony, Esq.